Exhibit 99.5

MAGNA INTERNATIONAL INC.

NOMINATING COMMITTEE CHARTER

Purpose

This Charter has been adopted by the Board of Directors of the Corporation (the “Board”) to assist the Nominating Committee (the “Committee”) and the Board in the exercise of their responsibilities, particularly by defining the scope of the Committee’s authority in respect of matters delegated to it by the Board.

Where used in this Charter, the term “Executive Management” has the meaning ascribed to it in the Corporation’s Board Charter.

Role and Responsibilities of the Committee

1.             The Board has delegated to the Committee the responsibility for the following matters:

(a)           Board Size and Composition: regularly reviewing the diversity of skills, experience and other relevant characteristics represented by current Board members and making recommendations to the Board regarding the size and composition of the Board.

(b)           Director Qualifications: developing and recommending to the Board criteria for Board membership. At a minimum, each director should possess the attributes set forth in the Board Charter.

(c)           Director Recruitment: establishing procedures for the identification of potential Board members, including by seeking to maintain an “evergreen” list of potential directors, and assisting in identifying and interviewing potential Board members.

(d)           Director Nominees: annually recommending to the Board the proposed nominees for election at each of the Corporation’s annual shareholders’ meetings;

(e)           Determination of Independence: annually determining the independence of each director and nominee for the purpose of their membership on the Board and each Committee, in accordance with applicable law, rules, regulations, instruments and policies of applicable regulators and, if advisable, developing and recommending to the Board categorical independence guidelines for the Corporation’s directors.

(f)            Director Resignation under Majority Voting Policy: upon receipt of the resignation of a director under the Majority Voting Policy set forth in the Board Charter, promptly considering and making recommendations to the remaining members of the Board as to whether to accept such director’s resignation.

(g)           Interlocks: establishing procedures to manage Board Interlocks in accordance with the guidelines set forth in the Board Charter.

(h)           Material Changes in Directors’ Status: reviewing any material changes in a director’s circumstances which could adversely impact the director’s ability to carry out his or her duties on the Board and any Committees. Such circumstances could include the types of material changes set forth in the Board Charter.

(i)            Board Vacancies: recommending to the Board whether to fill vacancies arising on the Board between shareholder meetings and, if so, recommending suitable candidates to fill such vacancies.

(j)            Committee Composition: annually recommending to the Board the allocation of Board members to each of the Board Committees.

(k)           Committee Vacancies: appointing directors to fill vacancies arising from time to time in respect of any of the Board’s Committees.

(l)            Resignation of CEO from Board: upon receipt of a person’s resignation as both the Chief Executive Officer and a director of the Corporation, recommending to the Board whether to accept such person’s resignation as a director and, if so, the appropriate effective date thereof to achieve an orderly transition;

(m)          Reporting to Board:  reporting to the Board at least annually with respect to the Committee’s activities in respect of each fiscal year.

Size, Composition and Independence

2.             Size: The Committee shall be composed of not less than two (2) nor more than five (5) members. The Board shall annually appoint the members of the Committee and a Chairman from amongst those appointed, to hold office until the next annual meeting of shareholders of the Corporation. The members of the Committee shall serve at the pleasure of the Board and vacancies occurring from time to time shall be filled by the Committee. Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a director of the Corporation.

3.             Independence: All of the members of the Committee shall meet the independence standards specified under applicable law, currently being Section 1.4 of National Instrument 52-110 of the Canadian Securities Administrators.

4.             Independent Advisors: The Committee may retain and compensate such outside legal and other advisors at the expense of the Corporation as it deems reasonably necessary to assist and advise the Committee in carrying out the Committee’s duties and responsibilities.

5.             Role of Chairman: The Chairman of the Committee shall generally provide leadership to enhance the effectiveness of the Committee and act as the liaison between the Committee and the Board as well as between the Committee and Executive Management. The Chairman shall also manage the Committee’s activities and meetings, manage any outside legal or other advisors retained by the Committee and manage the process of reporting to the Board on the Committee’s activities and related recommendations.

6.             Secretary of the Committee: Unless otherwise determined or approved by the Committee, the Secretary or an Assistant Secretary of the Corporation shall act as the Secretary of the Committee. In the absence of the Secretary or an Assistant Secretary, the Committee shall select an individual to act as the Secretary of the Committee. The Secretary of the Committee shall keep minutes of the Committee and such minutes shall be retained in the corporate records of the Corporation.

Committee Meeting Administration

7.             Meetings: The Committee shall meet periodically as required in order to carry out its duties and responsibilities, but shall meet at least annually to address the matters specified in the following Sections of this Charter: 1(d) — Director Nominees; 1(e) — Determination of Independence; 1(j) — Committee Composition; 1(m) — Reporting to Board; and 15 — Annual Review. Meetings of the Committee may be called by the

Chairman of the Committee, any member of the Committee, Chairman of the Board, Lead Director, Chief Executive Officer, Chief Financial Officer, Chief Legal Officer or the Secretary of the Corporation. The Committee shall generally hold sessions without members of management present at each scheduled meeting.

8.             Minimum Attendance: Each member of the Committee is expected to use all reasonable efforts to attend a minimum of 75% of all regularly scheduled Committee meetings, except to the extent that any absence is due to medical or other valid reasons.

9.             Notice of Meeting: Unless otherwise determined or approved by the Committee, the Secretary of the Committee shall provide notice of each meeting of the Committee to the following persons, all of whom shall be entitled to attend each Committee meeting:

(a)           the Committee Chairman and each member of the Committee;

(b)           the Chief Executive Officer, the Chief Financial Officer and Chief Legal Officer of the Corporation; and,

(c)           any other person whose attendance is deemed necessary or advisable by the Chairman of the Committee.

10.           Committee Access to Employees and Others: For the purpose of performing their duties and responsibilities, the members of the Committee shall have full access to and the right to discuss any matters relating to such duties with any or all of:

•              any employee of the Corporation; and/or

•              any advisors to the Corporation (including advisors retained by the Committee),

as well as the right to inspect all applicable books and records of the Corporation and its subsidiaries and shall be permitted to discuss such books and records and any other matters within the Committee’s mandate with any of the foregoing.

11.           Meeting Agendas: The Committee Chairman shall establish a preliminary agenda for each Committee meeting with the assistance of the Secretary of the Corporation. Any director or other person entitled to call a meeting may request items to be included on the agenda for any meeting.

12.           Meeting Materials: To the extent reasonably practicable, meeting materials shall be distributed sufficiently in advance of Committee meetings to permit members to properly review and consider such materials.

13.           Quorum: A majority of the members of the Committee shall constitute a quorum and all actions of the Committee shall be taken by a majority of the members present at the meeting. If the Committee only has two members at any time, both such members shall constitute a quorum.

Delegation of Responsibility

14.           Right of Delegation: Subject to applicable law, the Committee may from time to time delegate one or more of its duties and responsibilities under this Charter to the Chairman of the Committee, any other member of the Committee or any sub-committee of the Committee.

Review and Revision of Charter

15.           Annual review: The Committee shall annually review this Charter and recommend to the Corporate Governance and Compensation Committee of the Board such changes as it deems advisable.

Board Approved:	March 22, 2011